EXHIBIT 12.1

Earnings to Fixed Charges

	2011	2012	2013	2014	2015
Earnings:
Income (loss) before taxes	-346	4	85	67	86
Interest	327	328	244	221	191
Interest portion of rental expense	19	20	18	18	17
	0	352	347	306	294

Fixed Charges:
Interest	327	328	244	221	191
Interest capitalized	3	5	5	6	6
Interest portion of rental expense	19	20	18	18	17
	349	353	267	245	215

Ratio	0.0	1.0	1.3	1.2	1.4

Shortfall (overage)	349	1	-80	-61	-80